Mail Stop 4561

October 9, 2007

John G. Sharkey
Vice President and Secretary
TSR, Inc.
400 Oser Avenue
Hauppauge, NY 11788

> **Re: TSR, Inc.**
> **Form 8-K Filed on September 21, 2007**
> **Form 8-K/A Filed on October 9, 2007**
> **File No. 0-08656**

Dear Mr. Sharkey,

We have reviewed the above referenced filings and have the following comment. Please note that we have limited our review to the matters addressed in the comment below. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or revisions are unnecessary. Please be as detailed as necessary in your explanation.

Form 8-K/A Filed on October 9, 2007

1.   Please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

As appropriate, please amend your filing and respond to this comment within five business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

If you have any questions regarding this comment, please direct them to Tamara Tangen, Senior Staff Accountant, at (202) 551-3443 or the undersigned at (202) 551-3730.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief